Filed by Lionheart III Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lionheart III Corp

Commission File No. 001-41011

Commission File No. for related Registration Statement: 333-267301

3 January 2023

SECURITY MATTERS LIMITED

General Meeting of Security Matters Limited to be Held at 10.00AM on 1

February 2023 (1.00AM Israel Time)

General Meeting

In accordance with Listing Rule 3.17, SMX discloses that it has now called a General Meeting for 1 February 2023. The purpose of the general meeting, as set out in the attached documentation being sent to shareholders, is to ratify the proposed Scheme Of Arrangement. This is on the proviso that the Scheme is approved by the Federal Court, and by shareholders and optionholders the subject of the schemes. The matter is due to be heard on 9 January, 2023. A copy of the pro-forma notice to shareholders is attached. Further notice of the proposed business combination and Scheme Meetings will be provided by the Company once approved by the Court and ASIC.

—Ends—

This announcement has been approved by release to ASX by the Chief Executive Officer.

For further information, please contact:

Media Enquiries—SMX Melissa Hamilton Media and Capital Partners P: 04 1775 0274 E: Melissa.hamilton@mcpartners.com.au	Corporate Enquiries Eric Dusansky Inflection Partners LLC P: +1 (917) 420 1309 E: eric@inflectionpartnersllc.com

About Lionheart III Corp

Lionheart III Corp is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. For more information, visit: [https://lheartcapital.com/our-companies/lionheart-iii/.]

About Security Matters Limited

Security Matters Ltd (ASX:SMX) has commenced commercializing its innovative patented platform technology service and holds close to 100 patents, in various stages of approval, to permanently and irrevocably “mark” any object either solid, liquid or gas, to give materials memory.

SMX is the leader of Industry 5.0 evolution enabling companies to transform from a linear to circular economy.

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

Important Information and Where to Find It

In connection with the potential business combination (the “proposed business combination”), a registration statement on Form F-4 (the “Form F-4”) was filed by Empatan Public Limited Company, a public limited company incorporated in Ireland with registered number 722009 (the “Parent”) with the U.S. Securities and Exchange Commission (the “SEC”). Upon the closing of the proposed business combination, it is expected that the Parent will be the ultimate parent of Lionheart III Corp (“Lionheart”) and Security Matters Limited (“SMX”). The Form F-4 includes a preliminary proxy statement / prospectus to be distributed to holders of Lionheart’s common stock in connection with Lionheart’s solicitation of proxies for the vote of its stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus relating to the offer and sale of securities to be issued in connection with the completion of the business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Lionheart and SMX urge investors, stockholders and other interested persons to read the Form F-4, including the proxy statement/prospectus included therein and the amendments thereto as well as any other documents filed with the SEC in connection with the proposed business combination as these materials will contain important information about SMX, Lionheart, the Parent and the proposed business combination. After the Form F-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Lionheart’s stockholders as of the record date established for voting on the proposed business combination. Lionheart’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Lionheart III Corp, 4218 NE 2nd Avenue, Miami, Florida 3313.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies

This communication is not a solicitation of a proxy from any investor or securityholder. Lionheart, SMX, and their respective directors, executive officers and other members of their management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies of Lionheart’s stockholders in connection with the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Lionheart’s directors and executive officers in Lionheart’s Annual Report on Form 10-K filed with the SEC on April 14, 2022, the proxy statement/prospectus, other relevant materials filed with the SEC in connection with the proposed business combination when they become available, and other reports filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Forward-Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, including the identification of a target business and potential business combination or other such transaction, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the annual report on Form 10-K filed by Lionheart on April 14, 2022 and the proxy statement/prospectus filed related to the proposed business combination. Important factors, among others, that

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of SMX and Lionheart to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Lionheart or equity holders of SMX is not obtained; (iii) failure to realize the anticipated benefits of the proposed business combination; (iv) SMX’s limited operating history; (v) SMX’s ability to grow and manage its growth effectively; (vi) SMX’s ability to execute its business plan; (vii) SMX’s estimates of the size of the markets for its products; (viii) the rate and degree of market acceptance of SMX’s products; (ix) SMX’s ability to identify and integrate acquisitions; (x) SMX’s future investments in its technology and operations; (xi) potential litigation involving Lionheart or SMX or the validity or enforceability of SMX’s intellectual property; (xii) risks relating to the uncertainty of the projected financial information with respect to SMX; (xiii) the effects of competition on SMX’s business; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for SMX’s products and services; (xvii) the amount of redemption requests made by Lionheart’s public stockholders; (xviii) the amount of cash available following any redemptions by Lionheart stockholders; (xix) the ability to meet Nasdaq’s listing standards following the consummation of the proposed transaction; (xx) the ability of Lionheart or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and such other risks and uncertainties as are discussed in the Lionheart’s annual report on Form 10-K filed with the SEC on April 14, 2022 and the proxy statement/prospectus filed relating to the proposed business combination. Other factors include the possibility that the proposed business combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Lionheart expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Lionheart’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

Dear Shareholder,

Security Matters Limited ACN 626 192 998 (SMX)

Notice of General Meeting and Explanatory Statement

Date:	1 February 2022
Time:	10.00AM (AEDT)
Venue:	The meeting will be held virtually
Access:	https://boardroomlimited.com.au/agm/smx2023
LUMI link:	https://web.lumiagm.com/321723269

Virtual meeting notice

The SMX Board has decided that the general meeting will be held virtually, using technology only.

SMX shareholders can attend using the online LUMI meeting platform, accessible at the link – and using the details – set out above.

A technology-only general meeting is permitted under section 249R of the Corporations Act 2001 (Cth) and rule 15.3 of the SMX Constitution.

Shareholders will be given a reasonable opportunity to participate in the meeting as required under section 249S(7) of the Corporations Act.

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

Notice of general meeting

Notice is hereby given that a meeting of holders of ordinary shares in SMX (SMX shareholders) will be held virtually at 10.00AM (AEDT) on 1 February 2023.

SMX shareholders can attend using the online LUMI meeting platform, accessible at the link set out on page 1 of this notice.

Participation in the general meeting

The Board encourages shareholders to monitor the ASX website and the Company’s website for any updates about the general meeting.

In the meantime, the Board encourages shareholders to submit their proxies as early as possible, even if they intend to attend the Virtual Meeting, as the situation may change (e.g. there may be restrictions on how the meeting itself may be held or conducted).

Online Voting Procedures during the AGM:

Shareholders who wish to participate in the AGM online may do so by entering the following URL into an internet browser on your computer, laptop, smartphone, tablet or other smart device:

https://web.lumiagm.com/321723269

You can log in to the meeting by entering:

1.	Your username, which is your Voting Access Code (VAC) which can be located on the first page of your proxy form or Notice of Meeting email.

2.	Your password, which is the postcode registered to your holding if you are an Australian shareholder. Overseas shareholders should refer to the online voting user guide for their password details.

3.	If you have been nominated as a third party proxy, please contact Boardroom on 1300 737 760.

Attending the meeting online enables shareholders to view the AGM live, ask questions and cast direct votes at the appropriate times whilst the meeting is in progress.

In order to provide for an efficient virtual meeting, we request that any questions from Shareholders are provided to the Company Secretary at least 24 hours in advance of the Meeting. We also strongly recommend that all Shareholders lodge their votes via the Company’s share register platform or by appointing a proxy prior to 5.00pm on 29 January 2023.

Business of the general meeting

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That, subject to and conditional on the proposed scheme of arrangement between the Company and its members (a copy of which was Annexure 1 to the scheme implementation deed dated 26 July 2022 between Lionheart III Corp, Empatan PLC, and the Company) (the Scheme) becoming effective in accordance with section 411(10) of the Corporations Act, and, for the purpose of section 256C(1) of the Corporations Act and for all other purposes, it is approved that the Company’s share capital be reduced on the Scheme Implementation Date (as defined in the Scheme), with the reduction to be effected and satisfied by the cancellation of all the shares in the Company on issue as at the Record Date (as defined in the Scheme) in consideration for the issue of the Scheme Consideration (as defined in the Scheme) and in accordance with the Scheme.”

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

Explanatory statement and recommendations

Background

On 26 July 2022, SMX announced that it had a scheme implementation deed and a business combination with Lionheart III Corp (Lionheart) by which it is proposed that SMX will list on the NASDAQ via a newly-formed Irish company. The Irish company is called Empatan PLC (Empatan).

Under the scheme implementation deed, SMX agreed to propose (amongst other things):

(a)	a scheme of arrangement under which – if approved by shareholders and the Court – SMX Members will receive shares in Empatan in exchange for their shares in SMX (the Share Scheme);

(b)

another scheme of arrangement (the Option Scheme), under which – if approved by the option holders and the Court – certain options over SMX shares will be taken to have been exercised and the option holders issued shares in SMX, which will be eligible to participate in the Share Scheme (the Option Scheme); and

(c)	a capital reduction, under which all SMX’s issued share capital will be cancelled (the capital reduction).

Under the business combination agreement, a wholly-owned subsidiary of Empatan will merge with and into Lionheart, and Lionheart will become a wholly-owned subsidiary of Empatan (the business combination).

Each of the Share Scheme, the Option Scheme, the capital reduction and business combination are interdependent and conditional on each other.

The schemes of arrangement

SMX has applied to the Federal Court of Australia for approval of the Share Scheme and Option Scheme.

SMX’s application is scheduled for its first hearing on 9 January 2023, when SMX will seek orders (amongst others) convening meetings of SMX’s shareholders and the relevant option holders to consider the respective scheme and for SMX to send a “scheme booklet” explaining in detail the proposed merger between SMX and Lionheart and the schemes of arrangement and including a report from an independent expert.

The capital reduction

The proposed capital reduction is an equal reduction because it applies to each holder of ordinary shares in proportion to the number of shares they hold, and the terms of the reduction of the same for each holder of ordinary shares.

A capital reduction must be approved by a resolution passed at a general meeting of SMX: Corporations Act 2001, section 256C(1).

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

Because a general meeting of the members of a listed company such as ASX requires 28 days notice to meet the proposed timeframes of for the schemes of arrangement, it is necessary now to give notice of the general meeting.

Further material will be provided to shareholders on the Access website listed above prior to the meeting.

Recommendations

On the proviso that the Share Scheme obtains Court approval, the SMX Board unanimously recommends that eligible SMX Shareholders vote in favour of the resolution in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Share Scheme is in the best interests of SMX shareholders.

Each director of SMX intends to vote all of the SMX shares held or controlled by them in favour of the resolution.

By order of the SMX Board

Everardus Hofland

Chairman

Date: 3 January 2023

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

Further Information

Voting by proxy

Any Shareholder entitled to attend and vote at this meeting is entitled to appoint a proxy to attend and vote instead of that Shareholder. The proxy does not need to be a Shareholder of the Company and can be either an individual or a body corporate. A Shareholder can appoint a proxy by completing and returning a signed proxy form.

A Shareholder who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy may exercise half of the Shareholder’s votes.

If a Shareholder appoints a body corporate as a proxy, that body corporate will need to ensure that it:

(a)	appoints an individual as its corporate representative to exercise its powers at the meeting, in accordance with section 250D of the Corporations Act 2001 (Cth) (the Corporations Act); and

(b)	provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the meeting.

If you wish to indicate how your proxy should vote, please mark the appropriate boxes on the proxy form. If you do not direct your proxy how to vote on a particular item of business, you are authorising your proxy to vote as they decide, subject to any applicable voting exclusions.

If your proxy does not attend the Meeting, the Chairman will become your proxy by default. The Chairman intends to vote in favour of all resolutions on the agenda.

If you appoint the Chairman of the Meeting as your proxy or the Chairman of the Meeting is appointed as your proxy by default, and you do not provide any voting directions on your proxy form, by completing and returning the proxy form you will be expressly authorising the Chairman of the Meeting to cast your vote as he sees fit. If you intend to appoint a member of the KMP (other than the Chairman) or any of their closely related parties as your proxy on Resolution 1, please ensure that you direct them how to vote on Resolution 1.

Proxies must be:

(a)	lodged at the Company’s share registry, Boardroom Pty Limited (by hand or by post); or

(b)	faxed to the fax number specified below,

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

no later than 5:00pm (AEST) on 29 January 2023.

Address (hand deliveries):	Boardroom Pty Limited Level 12, 225 George Street, Sydney NSW 2000

Address (postal deliveries):	Boardroom Pty Limited GPO Box 3993, Sydney NSW 2001

+61 2 9290 9655

The proxy form has been enclosed. Please read all instructions carefully before completing the proxy form.

Online Voting

Please visit https://boardroomlimited.com.au/agm/smx2023 to submit your voting intentions prior to 5:00pm 29 January 2023.

Entitlement to vote

In accordance with section 1074E(2)(g)(i) of the Corporations Act and regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the Company has determined that for the purposes of the meeting shares will be taken to be held by the persons who held them as registered Shareholders at 7.00 pm (AEST) on 29 January 2023. Accordingly, share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

Voting Intentions

Subject to any voting restrictions and exclusions, the Chairman intends to vote in favour of all resolutions on the agenda.

In respect of all available undirected proxies, subject to any voting restrictions and exclusions, the Chairman intends to vote in favour of all resolutions on the agenda.

Questions and comments by shareholders at the meeting

In order to allow for an efficient virtual meeting, we ask that any questions are provided to the Company Secretary by no later than 24 hours prior to the Meeting (details below).

In accordance with the Corporations Act, a reasonable opportunity will be given to Shareholders—as a whole—to ask questions or make comments on the management of the Company at the General Meeting.

Please submit any questions in advance of the Meeting by one of the following:

The Company Secretary, lodged at the Company’s share registry, Boardroom Pty Limited (by hand or by post), or faxed to the fax number specified below:

Company Secretary:	Mark Licciardo markl@mertons.com.au

Address (hand deliveries):	Boardroom Pty Limited Level 12, 225 George Street, Sydney NSW 2000

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

Address (postal deliveries):
Boardroom Pty Limited GPO Box 3993, Sydney NSW 2001

Fax number for lodgement:	+61 2 9290 9655

By order of the Board

Mark Licciardo

Company Secretary 3 January 2023

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000